United States securities and exchange commission logo





                              June 2, 2023

       Zou Junming Terence
       Chief Executive Officer
       Ryde Group Ltd
       Duo Tower, 3 Fraser Street, #08-21
       Singapore 189352

                                                        Re: Ryde Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted May 8,
2023
                                                            CIK No. 0001971115

       Dear Zou Junming Terence:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted May 8, 2023

       Cover page

   1. State, if true, that you will not consummate this offering unless your Class A Ordinary
                                                        Shares have been
approved for listing on the NASDAQ Capital Market. We note your disclosure on page 116
that you will not consummate and close this offering without a listing approval
letter, however, as you acknowledge, a listing approval letter does not mean that your Class A
Ordinary Shares have been approved for listing.
       Prospectus Summary, page 1

   2. Please revise your disclosure to briefly expand your discussion of your dual-class voting structure, including in
your prospectus summary, risk factors and Capitalization sections,
 Zou Junming Terence
FirstName
Ryde GroupLastNameZou  Junming Terence
             Ltd
Comapany
June 2, 2023NameRyde Group Ltd
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         to describe potential dilution holders of Class A Ordinary Shares may experience upon conversion of Class B Ordinary Shares in connection with this offering or upon other conversation events of Class B Ordinary Shares. In this regard, we note your risk factor on page 38 titled "You will incur immediate dilution and may experience further dilution in the NAV of your Class A Ordinary Shares."
3. Please revise your disclosure here and and throughout your prospectus, including your risk
         factors section, to explain the controlling shareholder(s)    ability
to control matters
         requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets as applicable. We note your risk factor on page 35 titled "As an exempted company incorporated in the Cayman Islands, we are permitted to adopt..." discussing your reliance on home country practices regarding certain exemptions.
Risk Factors
Risks Relating to Our Business and Industry
If we are required to reclassify driver partners as employees or otherwise, or if driver partners..., page 17

4. Please revise your risk factor discussion here and elsewhere throughout your prospectus, as appropriate, to expand your discussion regarding "growing interest" from regulators in
         Southeast Asia regarding the independent contractor status of your driver partners.
         Specifically, please discuss in greater detail the status of any currently proposed legislation, rules or regulations that may materially impact your business or results of operations. We note your discussion generally describing tests governing whether a driver partner is an independent contractor or employee.
We rely on our partnerships with financial institutions and other third parties for payment..., page
25

5. Please revise your disclosure here and elsewhere throughout your prospectus, including your Business section, to explain how your platform enables insurance companies and financial institutions to reach a broad base of consumers. We note that your core business is providing a platform for ride-hailing and carpooling services as well as "quick commerce."
Risks Relating to Our Securities and this Offering
You will incur immediate dilution and may experience further dilution in the NAV of your Class
A Ordinary Shares, page 38

6. Please revise this risk factor to briefly expand your disclosure to discuss the "immediate dilution" holders of Class A Ordinary Shares may experience. We note your cross-
         reference to the "Dilution" section of your prospectus. Additionally, we note the final paragraph of this risk factor, including stating that you will have the discretion to both
 Zou Junming Terence
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Ryde GroupLastNameZou  Junming Terence
             Ltd
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June 2, 2023NameRyde Group Ltd
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         make rights available to shareholders to subscribe for additional Class A Ordinary Shares,
         "or in disposing of such rights for the benefit of such shareholders and making the net proceeds available to such shareholders." Please expand your discussion to explain in greater detail, by example otherwise, a scenario or other circumstances that may give rise to this action.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Metrics, page 53

7. Please discuss why a decrease in your GMV resulted in increases in your revenue for the years ended December 2022.
8. We note your use of GMV, or gross merchandise value. Please revise your disclosure to elaborate upon your definition of the metric to explain how it is calculated, why the metric is useful to investors, how you use it and whether there are estimates or assumptions underlying the metric or its calculation.
9. You reference certain other metrics elsewhere in your prospectus, however, you do not discuss them here, such as GTV and Trips, which you discuss on page 15 and driver partner incentives and consumer incentives, which you discuss on page
27. Revise to
         include a discussion of these metrics, if material, or tell us why you believe no such discussion is necessary. Also, tell us whether you measure the number of active customers, new and/or returning, and/or driver partners during a specific period, with a view to disclosing that information for investors, if material. Overview, page 53

10. Please revise the Business section and elsewhere throughout your prospectus as appropriate to clarify the current status of your Quick Commerce business. In this regard, we note that you state in your prospectus summary that this is one of your core business segments. However, here and elsewhere throughout your prospectus the status of your
         Quick Commerce business is less clear, including the stage of development, for example.
         We note your disclosure regarding the launch of RydeSEND service in 2018 and subsequent developments as well as revenue from quick commerce in fiscal year 2022 of
         S$92,000.
Factors affecting our performance, page 54

11. We note your disclosure in Results of Operations regarding growth in total revenues, almost exclusively attributable to your new initiatives. In an appropriate place in your disclosure, acknowledge that revenue attributable to mobility and quick commerce increased only slightly from the year ended December 31, 2021 to December 31, 2022, explain why and whether you expect your ability to increase revenues will be hindered by the incentives you intend to continue to offer consumers. We note that you discuss consumer incentives in terms of management of costs, however, it also seems relevant to your ability to grow your revenues.
 Zou Junming Terence
Ryde Group Ltd
June 2, 2023
Page 4
Critical Accounting Policies and Estimates, page 59

12. For critical accounting estimates, this disclosure must supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation, uncertainty and have had, or are reasonably likely to have, a material impact on the financial condition or results of operations. Please clarify or revise. Please refer to Item
         5.E of Form 20-F and SEC Release No. 33-8350.
Industry overview, page 65

13. We note that you include information about the mobility industry in Malaysia, even though you have not yet expanded your operations outside of Singapore. Revise to remove this disclosure or tell us why you believe it is appropriate to discuss industry trends in geographic regions in which you do not yet operate.
Business, page 76

14. Please revise your disclosure here as elsewhere throughout your prospectus, as appropriate, to clarify whether you provide your services to customers in markets other than Singapore. Specifically, discuss whether you conduct any operations in Hong Kong as well as describe the nature of your operations in that market, if any. We note that your website appears to reflect planned business operations in Hong Kong as well as providing
         Hong Kong- and Australia-based customer support contact information. However, your disclosure reflects that your operations are conducted exclusively in Singapore with an intent to expand into additional markets in the future.
15. In an appropriate place in your disclosure, revise to discuss how you determine the amount of the fee you charge to your riders and/or consumers for the various services you offer. Explain how you determine the amount and timing of the incentives you offer to your driver partners and your consumers, with a view to understanding how you manage the challenges associated with growing your base of users while also increasing revenues.
Payments, page 79

16. Please revise this section to discuss RydeCoins in greater detail. Specifically, please expand your discussion of the meaning of RydeCoins as your own "in-house payment token." Additionally, please expand your disclosure to discuss payment options to include
FirstName LastNameZou Junming Terence
       whether you accept bitcoin or other cryptocurrency as payment as well as associated risks.
Comapany    NameRyde
       In this regard, weGroup Ltd news articles indicating your acceptance of bitcoin and the note recent
June 2,launch  of a customer
        2023 Page   4         wallet for related payments.
FirstName LastName
 Zou Junming Terence
FirstName
Ryde GroupLastNameZou  Junming Terence
             Ltd
Comapany
June 2, 2023NameRyde Group Ltd
June 2,
Page 5 2023 Page 5
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Insurance, page 85

17. Please revise your disclosure in your Business sections and elsewhere throughout your prospectus as appropriate to expand your discussion of the micro-insurance offered to riders. Specifically, please describe in greater detail the type(s) of insurance offered, what makes it "micro" coverage as well as if this product is directly tied to offering insurance coverage for your riders in connection with any risks associated with using the Ryde platform. We note your risk factor on page 20 titled "Improper, dangerous, illegal or otherwise inappropriate activity by consumers, or driver partners or other third parties...,"
         discussing the risks and liabilities associated with a variety of potential activities and behaviors, including that you do not independently test the driving skills of your driver partners. Further, we note your discussion on page 79 regarding the offer of free insurance coverage to your riders during their trips.
Management
Directors and Executive Officers, page 90

18. We note that next to the name of your non-executive directors you include an "*." Please revise your disclosure to provide a key reflecting what this indication is intended to represent.
Principal Shareholders, page 95

19. Explain how you arrived at the percentages reflected in the post-restructuring (first) table by disclosing the number of ordinary shares outstanding and disclose the date of such information. We note your disclosure that the post-offering (second) table calculations are based upon 70,000,000 Class A ordinary shares and 30,000,000 Class B Ordinary shares issued and outstanding on a post-conversion basis, however, we are unable to reconcile those post-offering amounts with the amounts currently outstanding. Financial Statements
Note 1. Organization and business overview, page F-7

20. Please disclose in the notes to your financial statements the pertinent rights and privileges of your Class A and Class B Ordinary Shares. Refer to ASC 505-10-50-3.
Note 2, Summary of significant accounting policies
Earnings (loss) per share, page F-14

21. Please provide disclosures pursuant to ASC 260-10-50-1(c) for your convertible loans.
Note 6. Intangible assets, page F-16

22. You disclose amortization expenses for the next two to five years are expected to amount to S$2,214,000; however, your intangible assets only have S$532,000 in net book value as of December 31, 2022. Please revise your disclosures to correct this inconsistency.
 Zou Junming Terence
Ryde Group Ltd
June 2, 2023
Page 6
Note 10. Convertible loan from third parties, page F-18

23. Please disclose the conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined for your convertible loan from third parties. Refer to ASC 470-20-50-5(b).
Note 11. Income taxes, page F-19

24.   Please include the disclosures required by ASC 740-10-50-2 and 50-3.
General

25. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
26. Please tell us whether you anticipate being a controlled company under the Nasdaq listing standards and, if so, whether you intend to utilize related exemptions to the governance rules under the listing standards. In this regard we note your "Voting
      Right" disclosure on page 8 as well as your risk factor on page 37 regarding your dual-
      class voting structure as this indicates that each Class B ordinary share is entitled to 10 votes per share and may result in limitations on Class A shareholders ability to influence corporate matters they may view as beneficial. Please update your disclosure, as necessary, throughout the prospectus to reflect controlled company status and the use of governance exemptions.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.



                                                            Sincerely,
FirstName LastNameZou Junming Terence
                                                            Division of
Corporation Finance
Comapany NameRyde Group Ltd
                                                            Office of Trade &
Services
June 2, 2023 Page 6
cc:       Meng Ding
FirstName LastName